                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                            COMSTOCK RESOURCES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                   205768203
                                   ---------
                                (CUSIP Number)

                            Mr. Charles H. Prioleau
                       Enron Reserve Acquisition Corp.,
             1400 Smith Street, Houston, TX  77002, (713) 853-6161
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 28, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                 SCHEDULE 13D


- -----------------------                                  ---------------------
  CUSIP NO. 205768203                                      PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Reserve Acquisition Corp. I.R.S. No.: 76-0323755
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES              0
                   -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,000,000 shares of Comstock's 1994 Series B
                          Convertible Preferred Stock, par value $10.00 per
                          share, which shares are convertible within 60 days
                          into 2,000,000 shares of Comstock's Common Stock.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9

                          0
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
       WITH          10
                          Same as 8 above.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      Same as 8 above.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES                                                               [_]

      N/A
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      12.76% of Comstock's outstanding Common Stock, par value $.50 per share.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
- ------------------------------------------------------------------------------



                               Page 2 of 4 Pages

                                 SCHEDULE 13D


- -----------------------                                  ---------------------
  CUSIP NO. 205768203                                      PAGE 3 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp. I.R.S. No.: 45-0255140
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES              0
                   -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,000,000 shares of Comstock's 1994 Series B
                          Convertible Preferred Stock, par value $10.00 per
                          share, which shares are convertible within 60 days
                          into 2,000,000 shares of Comstock's Common Stock.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9

                          0
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
       WITH          10
                          Same as 8 above.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      Same as 8 above.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES                                                               [_]

      N/A
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      12.76% of Comstock's outstanding Common Stock, par value $.50 per share.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
- ------------------------------------------------------------------------------


                               Page 3 of 4 Pages

                     AMENDMENT TO STATEMENT ON SCHEDULE 13D


          This Amendment No. 1 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated July 29, 1994 (the "Statement") of Enron Reserve Acquisition Corp., a Delaware corporation ("ERAC") , and Enron Corp., a Delaware corporation ("ENRON"), with respect to shares of the common stock, par value $.50 per share ("Common Stock"), of Comstock Resources, Inc., a Delaware corporation ("Comstock"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement. References in the Statement to Enron Gas Services Corp., or EGAS, shall now constitute references to Enron Capital & Trade Resources Corp. ("ECT") (as successor to EGAS), and ECT, respectively.



Item 4.  Purpose of Transaction:
- -------  -----------------------

     The shares of Common Stock beneficially owned by ERAC are being registered for resale by ERAC pursuant to a registration statement filed by Comstock with the Securities and Exchange Commission. Subject to stock market conditions, the price of the Common Stock and other considerations, ERAC presently intends to sell such shares of Common Stock. The number of shares of Common Stock to be sold by ERAC, and the time period during which such shares will be sold, will depend on various factors, including those enumerated above and other considerations that ERAC may deem relevant. ERAC intends to review its investment in Comstock on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting Comstock, Comstock's business and prospects, other investment and business opportunities available to ERAC, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide (i) not to sell its shares of Common Stock or (ii) to increase its investment in Comstock.



Item 5.  Interest in Securities of the Issuer:
- -------  -------------------------------------

          Item 5 of the Statement is hereby deleted and restated in its entirety as follows:

          According to Comstock, there were 13,671,956 shares of Common Stock outstanding as of June 27, 1996, and all percentage calculations in this Amendment are based on such amount. ERAC beneficially owns and has the power to vote and dispose of 1,000,000 shares of Series B Preferred Stock, which shares are convertible within 60 days into 2,000,000 shares of Common Stock (12.76% of Comstock's outstanding Common Stock). Because ERAC is an indirect, wholly owned subsidiary of ENRON, ENRON may also be deemed to beneficially own such shares. ENRON disclaims beneficial ownership of all of such shares.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  June 28, 1996                 ENRON RESERVE ACQUISITION CORP.

                                     By:    /s/  Charles H. Prioleau
                                     Charles H. Prioleau
                                     Vice President


Date:  June 28, 1996                 ENRON CORP.

                                     By:     /s/  Peggy B. Menchaca
                                     Peggy B. Menchaca
                                     Vice President




                               Page 4 of 4 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*



                            COMSTOCK RESOURCES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (Title of Class of Securities)

                                   205768203
                                   ---------
                                 (CUSIP Number)

                              Mr. C. John Thompson
                        Enron Reserve Acquisition Corp.,
             1400 Smith Street, Houston, TX  77002, (713) 853-6161
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 22, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



                               Page 1 of 7 Pages

                                 SCHEDULE 13D


- -----------------------                                  ---------------------
  CUSIP NO. 205768203                                      PAGE 2 OF 7 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Reserve Acquisition Corp. I.R.S. No.: 76-0323755
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES              0
                   -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,000,000 shares of Comstock's 1994 Series B
                          Convertible Preferred Stock, par value $10.00 per
                          share, which shares are convertible within 60 days
                          into 2,000,000 shares of Comstock's Common Stock.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9

                          0
      PERSON       -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          Same as 8 above.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      Same as 8 above.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES                                                               [_]

      N/A
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      14.2% of Comstock's outstanding Common Stock, par value $.50 per share.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
- ------------------------------------------------------------------------------



                               Page 2 of 7 Pages

                                 SCHEDULE 13D


- -----------------------                                  ---------------------
  CUSIP NO. 205768203                                      PAGE 3 OF 7 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp. I.R.S. No.: 47-0255140
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES              0
                   -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,000,000 shares of Comstock's 1994 Series B
                          Convertible Preferred Stock, par value $10.00 per
                          share, which shares are convertible within 60 days
                          into 2,000,000 shares of Comstock's Common Stock.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9

                          0
      PERSON       -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          Same as 8 above.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      Same as 8 above.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES                                                               [_]

      N/A
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      14.2% of Comstock's outstanding Common Stock, par value $.50 per share.
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
- ------------------------------------------------------------------------------



                               Page 3 of 7 Pages

Item 1.  Security and Issuer:
- -------  --------------------

          This statement relates to the Common Stock, par value $.50 per share (the "Common Stock"), of Comstock Resources, Inc., a Nevada corporation ("Comstock"), whose principal executive offices are located at 5005 LBJ Freeway, Suite 1000, Dallas, TX 75244.


Item 2.  Identity and Background:
- -------  ------------------------

          This statement is being filed by (i) Enron Reserve Acquisition Corp., a Delaware corporation ("ERAC"), which is engaged primarily in acquisition, ownership and disposition of interests in oil and gas properties and contracts relating thereto and other energy-related assets and (ii) Enron Corp., a Delaware corporation ("ENRON"), which is in an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of congenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. ERAC and ENRON are referred to herein as the "Reporting Entities." Additional entities which may be deemed to be control persons of ERAC are (a) Enron Finance Corp., a Delaware corporation ("EFC"), whose principal business is the arrangement of production payment and other financing transactions and Enron Gas Services Corp., a Delaware corporation ("EGS"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end-users. EGS also provides risk management services. ERAC is a wholly owned subsidiary of EFC and an indirect, wholly owned subsidiary of EGS and ENRON.
The address of the principal business office of ERAC, ENRON, EFC and EGS is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ERAC and ENRON. The filing of this statement on Schedule 13D shall not be construed as an admission that ENRON, EFC, EGS or any person listed on
Schedule I hereto is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

          None of the Reporting Entities, nor, to their knowledge, EFC, EGS or any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.


                               Page 4 of 7 Pages

Item 3.  Source and Amount of Funds or Other Considerations:
- -------  ---------------------------------------------------

          On July 22, 1994, ERAC terminated two production payments previously conveyed to ERAC by Comstock Oil & Gas, Inc. and Comstock Oil & Gas-Louisiana, Inc., wholly owned subsidiaries of Comstock, which production payments were created pursuant to that certain Conveyance of Production Payment dated November 7, 1991, as amended, and that certain Assignment of Production Payment dated November 7, 1991, as amended. In consideration therefor Comstock issued to ERAC 1,000,000 shares of Comstock's 1994 Series B Convertible Preferred Stock, par value $10.00 per share (the "Series B Preferred Stock"), and paid to ERAC $10,150,000 in cash. The 1,000,000 shares of Series B Preferred Stock are currently convertible into 2,000,000 shares of Common Stock.

Item 4.  Purpose of Transaction:
- -------  -----------------------

     The 1,000,000 shares of Series B Preferred Stock of Comstock were acquired by ERAC for investment purposes. ERAC intends to review its investment in Comstock on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting Comstock, Comstock's business and prospects, other investment and business opportunities available to ERAC, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in Comstock.

     Additionally, the terms of the Series B Preferred Stock permit the election by the holders of Series B Preferred Stock, voting separately as a class, of two directors to Comstock's Board of Directors under certain circumstances, including without limitation the failure to pay four dividend payments as required pursuant to the terms of the Series B Preferred Stock. The dividends on the Series B Preferred Stock are cumulative, accrue at a rate of 6.25% per annum and are payable at the option of Comstock in cash or in securities of Comstock (which, at the option of ERAC, will be shares of Series B Preferred Stock or Common Stock).

     None of the Reporting Entities nor to their knowledge, EFC, EGS or any of the persons named in Schedule I hereto has effected any transactions in shares of Common Stock of Comstock during the preceding sixty days.

Item 5.  Interest in Securities of the Issuer:
- -------  -------------------------------------

     ERAC beneficially owns and has the power to vote and dispose of 1,000,000 shares of Series B Preferred Stock, which shares are convertible within 60 days into 2,000,000 shares of Common Stock (14.2% of Comstock's outstanding Common Stock). Because ERAC is an indirect, wholly owned subsidiary of ENRON, ENRON may also be deemed to beneficially own such shares. ENRON disclaims beneficial ownership of all of such shares.


                               Page 5 of 7 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With
- -------   --------------------------------------------------------------
          Respect to Securities of the Issuer:
          ------------------------------------


     Certain restrictions on the transfer of the 1,000,000 shares of Series B Preferred Stock and certain registration rights granted to ERAC by Comstock are set forth in the Exchange Agreement dated as of July 21, 1994 between ERAC and Comstock.


Item 7.   Material to be Filed as Exhibits:
- -------   ---------------------------------


     Exhibit A: Provisions of Exchange Agreement dated as of July 21, 1994 between ERAC and Comstock relating to the transfer of Series B Preferred Stock or Common Stock.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.




Date:  July 29, 1994         ENRON FINANCE CORP.

                             By:       /s/ C. John Thompson
                             Name:     C. John Thompson
                             Title:    Vice President




                               Page 6 of 7 Pages

Date:  July 29, 1994    ENRON CORP.

                        By:        /s/Peggy B. Menchaca
                        Name:      Peggy B. Menchaca
                        Title:     Vice President & Secretary






                               Page 7 of 7 Pages

                                   SCHEDULE I


                        DIRECTORS AND EXECUTIVE OFFICERS
                        ENRON RESERVE ACQUISITION CORP.

NAME AND BUSINESS ADDRESS    CITIZENSHIP         POSITION AND OCCUPATION
- ---------------------------  -----------  --------------------------------------
1400 Smith Street
Houston, Texas  77002

James V. Derrick, Jr.          U.S.A.     Director, Senior Vice President and
                                          General Counsel of Enron

John J. Esslinger              U.S.A.     Director, Vice Chairman and Chief
                                          Operating Officer

Jeffrey K. Skilling            U.S.A.     Director, Chairman and Chief
                                          Executive Officer

Gene E. Humphrey               U.S.A.     President

Richard A. Causey              U.S.A.     Vice President and Controller

Andrew S. Fastow               U.S.A.     Vice President

Dana R. Gibbs                  U.S.A.     Vice President, and Controller

Thomas S. Glanville            U.S.A.     Vice President

Mark E. Haedicke               U.S.A.     Vice President, General Counsel and
                                          Asst. Secy.

Robert J. Hermann              U.S.A.     Vice President, Tax

Kurt S. Huneke, Sr.            U.S.A.     Vice President, Finance and Treasurer

Jere C. Overdyke, Jr.          U.S.A.     Vice President

Donald P. Schroeder            U.S.A.     Vice President

Timothy T. Stephens            U.S.A.     Vice President

C. John Thompson               U.S.A.     Vice President

Craig Childers                 U.S.A.     Vice President


                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

NAME AND BUSINESS ADDRESS    CITIZENSHIP  POSITION AND OCCUPATION
- ---------------------------  -----------  --------------------------------------

Robert A. Belfer               U.S.A.     Director
767 Fifth Avenue, 46th Fl.                Former President and Chairman,
New York, NY  10153                       Belco Petroleum Corporation

Norman P. Blake, Jr.           U.S.A.     Director
USF&G Corporation                         Chairman, United States Fidelity and
100 Light St., 35th Floor                 Guaranty Company
Baltimore, MD  21202


John H. Duncan                 U.S.A.     Director
5851 San Felipe, Suite 850                Former Chairman of the Executive
Houston, TX  77057                        Committee of Gulf & Western
                                          Industries, Inc.


Joe H. Foy                     U.S.A.     Director
2900 South Tower                          Retired Senior Partner,
Pennzoil Place                            Bracewell & Patterson
Houston, TX  77002

Wendy L. Gramm                 U.S.A.     Director
P.O. Box 39134                            Former Chairman, U.S. Commodity
Washington, D.C.  20016                   Futures Trading Commission


Robert K. Jaedicke             U.S.A.     Director
Graduate School of Business               Former Dean, Graduate School of
Stanford University                       Business, Stanford University
Stanford, CA  94305


Charles A. Lemaistre           U.S.A.     Director
The University of Texas                   President, University of Texas M.D.
M.D. Anderson Cancer Ctr.                 Anderson Cancer Center
1515 Holcombe
Houston, TX  77030



                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

NAME AND BUSINESS ADDRESS    CITIZENSHIP         POSITION AND OCCUPATION
- ---------------------------  -----------  --------------------------------------


John A. Urquhart               U.S.A.     Director
John A. Urquhart Associates               Vice Chairman, Enron Corp.,
111 Beach Road                            President, John A. Urguhart
Fairfield, CT  06430                      Associates, and Former Senior Vice
                                          President of Industrial and Power
                                          Systems, General Electric Company



Charls E. Walker               U.S.A.     Director
Walker/Free Associates                    Chairman, Walker/ Free Associates,
Suite 200                                 Inc., and Former Deputy Secretary of
1730 Pennsylvania Avenue, NW              the Treasury
Washington, D.C.  20006


Herbert S. Winokur, Jr.        U.S.A.     Director
Winokur & Associates, Inc.                President, Winokur & Associates,
72 Cummings Point Road                    Inc., and Former Senior Executive
Stamford, CT  06902                       Vice President, Penn Central
                                          Corporation




1400 Smith Street
Houston, Texas  77002

 Kenneth L. Lay                U.S.A.     Director, Chairman and Chief
                                          Executive Officer

 Richard D. Kinder             U.S.A.     Director, President and Chief
                                          Operating Officer

 Robert C. Kelley              U.S.A.     Executive Vice President and Chief
                                          Strategy Officer and President
                                          Enron Emerging Technologies, Inc.

 Edmund P. Segner, III         U.S.A.     Executive Vice President and Chief of
                                          Staff

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

NAME AND BUSINESS ADDRESS    CITIZENSHIP  POSITION AND OCCUPATION
- ---------------------------  -----------  --------------------------------------

 1400 Smith Street
 Houston, Texas  77002

 James V. Derrick, Jr.         U.S.A.     Senior Vice President and General
                                          Counsel

 Jack I. Tompkins              U.S.A.     Senior Vice President and Chief
                                          Information, Administrative and
                                          Accounting Officer

 Robert J. Hermann             U.S.A.     Vice President, Tax

 Kurt S. Huneke, Sr.           U.S.A.     Vice President, Finance and Treasurer

 Robert H. Butts               U.S.A.     Vice President and Controller

 Thomas E. White               U.S.A.     Chairman and Chief Executive Officer,
                                          Enron Operations Company

 Ronald J. Burns               U.S.A.     Co-Chairman and Chief Executive
                                          Officer, Enron Gas Services

 Jeffrey K. Skilling           U.S.A.     Co-Chairman and Chief Executive
                                          Officer, Enron Gas Services

 Rodney L. Gray                U.S.A.     Chairman and Chief Executive Officer,
                                          Enron International

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